UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION

March 31, 2025

TIM S.A.

QUARTERLY INFORMATION

March 31, 2025

Contents

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders’ equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the quarterly information	32
Tax Council Opinion	109
Statement of the Executive Officers on the quarterly information	110
Statement of the Executive Officers on the Independent auditors' report	111

Independent auditor’s report on the quarterly information

Shape the future
with confidence

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

A free translation from Portuguese into English of Independent Auditor's review report on quarterly information prepared in Brazilian currency in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as "IFRS Accounting Standards")

Independent auditor's review report on quarterly information

The Shareholders of
Tim S.A.
Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying interim financial information contained in the Quarterly Information Form (ITR) of Tim S.A. (the "Company") for the quarter ended March 31, 2025, which comprises the balance sheets as of March 31, 2025 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The executive board is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as "IFRS Accounting Standards"), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with Accounting Pronouncement CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

Independent auditor’s report on the quarterly information

2

TIM S.A.
BALANCE SHEETS
March 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	March 2025	December 2024

Assets		56,458,894	56,327,311

Current assets		12,963,011	12,662,929
Cash and cash equivalents	4	2,840,368	3,258,743
Marketable securities	5	2,486,705	2,434,441
Trade accounts receivable	6	5,048,066	4,677,935
Inventories	7	329,537	293,529
Recoverable income tax and social contribution	8.a	78,363	111,376
Recoverable taxes, fees and contributions	9	847,571	946,103
Prepaid expenses	10	659,148	280,851
Derivative financial instruments	36	397,432	379,888
Leases	18	32,546	33,717
Other amounts recoverable	17	37,229	38,033
Other assets	13	206,046	208,313

Non-current assets		43,495,883	43,664,382
Long-term receivables		4,276,764	4,625,808
Marketable securities	5	18,301	15,241
Trade accounts receivable	6	145,689	137,815
Recoverable income tax and social contribution	8.a	217,671	214,880
Recoverable taxes, fees and contributions	9	909,901	907,353
Deferred income tax and social contribution	8.c	1,337,755	1,081,633
Judicial deposits	11	689,138	677,530
Prepaid expenses	10	278,987	281,290
Derivative financial instruments	36	-	522,822
Leases	18	199,402	206,670
Other financial assets	12	450,139	550,669
Other assets	13	29,781	29,905

Investment	14	1,341,639	1,368,286
Property, plant and equipment	15	23,058,608	22,815,328
Intangible assets	16	14,818,872	14,854,960

Notes are an integral part of the quarterly information.

3

TIM S.A.
BALANCE SHEETS
March 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	March 2025	December 2024

Total liabilities and shareholders' equity		56,458,894	56,327,311

Total liabilities		32,003,347	29,922,675

Current liabilities		14,733,859	12,827,248
Suppliers	19	4,532,861	4,986,912
Loans and financing	21	338,673	348,353
Lease liabilities	18	1,577,413	1,629,698
Derivative financial instruments	36	245,085	224,275
Labor obligations		410,966	353,256
Income tax and social contribution payable	8.b	116,031	46,610
Taxes, fees and contributions payable	22	4,080,419	3,888,568
Dividends and interest on shareholders' equity payable	25	2,764,069	671,525
Authorizations payable	20	302,700	299,354
Deferred revenues	23	276,521	280,422
Other liabilities and provision		89,121	98,275

Non-current liabilities		17,269,488	17,095,427
Loans and financing	21	2,669,328	2,687,148
Lease liabilities	18	11,209,648	10,946,148
Taxes, fees and contributions payable	22	38,015	38,286
Provision for legal and administrative proceedings	24	1,553,935	1,564,293
Pension plan and other post-employment benefits	37	3,461	3,461
Authorizations payable	20	1,163,647	1,180,428
Deferred revenues	23	544,092	559,445
Other liabilities and provision		87,362	116,218

Shareholders' equity	25	24,455,547	26,404,636
Share capital		13,477,891	13,477,891
Capital reserves		379,330	373,020
Profit reserves		10,019,460	12,559,460
Equity valuation adjustments		(2,284)	(2,284)
Treasury shares		(16,472)	(3,451)
Profit for the period		597,622	-

See the accompanying notes to the quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended March 31, 2025 and 2024
(In thousands of reais, unless otherwise indicated)

	Notes	March 2025	March 2024

Net revenue	27	6,393,641	6,095,529

Cost of services rendered and products sold	28	(3,084,002)	(2,952,881)
Gross income		3,309,639	3,142,648

Operating revenues (expenses):
Selling expenses	28	(1,489,229)	(1,465,720)
General and administrative expenses	28	(435,666)	(448,639)
Equity in earnings	14	(26,647)	(22,501)
Other revenues (expenses), net	29	(65,959)	(92,860)
		(2,017,501)	(2,029,720)

Income before financial revenues and expenses		1,292,138	1,112,928

Financial revenues (expenses):
Financial revenues	30	305,305	221,180
Financial expenses	31	(870,530)	(754,056)
Net foreign exchange variations	32	(33,241)	7,883
		(598,466)	(524,993)

Profit before income tax and social contribution		693,672	587,935

Income tax and social contribution	8.d	103,950	(68,512)

Net profit for the period		797,622	519,423

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.33	0.21

Diluted earnings per share	33	0.33	0.21

See the accompanying notes to the quarterly information.

5

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended March 31, 2025 and 2024
(In thousands of reais)

	March 2025	March 2024

Net profit for the period	797,622	519,423

Other components of the comprehensive income	-	-
Total comprehensive income for the period	797,622	519,423

See the accompanying notes to the quarterly information.

6

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	797,622	797,622
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	797,622	797,622
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 25.b)	-	6,310	-	-		-		-	-	-	-	6,310
Purchase of treasury shares, net of disposals	-	-	-	-		-		-	-	(13,021)	-	(13,021)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	(490,000)		-					(200,000)	(690,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution of reserve for expansion (Note 25)	-	-	-	2,050,000		(2,050,000)			-		-	-
Total contribution from shareholders and distribution to shareholders	-	6,310	-	(490,000)		(2,050,000)		-	-	(13,021)	(200,000)	(2,746,711)
Balances on March 31, 2025	13,477,891	379,330	1,521,086	5,795,419		-		2,702,955	(2,284)	(16,472)	597,622	24,455,547

See the accompanying notes to the quarterly information.

7

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(2,984)	(3,313)	-	26,015,940

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-	-	-	-	519,423	519,423
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	519,423	519,423
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 25.b)	-	6,196	-	-		-			-	-	6,196
Purchase of treasury shares, net of disposals	-	-	-	-		-		(6,343)	-	-	(6,343)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	-		-				(200,000)	(200,000)
Additional dividends/interest on shareholders’ equity distributed				(1,310,000)							(1,310,000)
Distribution of reserve for expansion (Note 25)	-	-	-	1,310,000		(1,310,000)			-	-	-
Total contribution from shareholders and distribution to shareholders	-	6,196	-	-		(1,310,000)	-	(6,343)	-	(200,000)	(1,510,147)
Balances on March 31, 2024	13,477,891	390,507	1,380,427	7,107,369		-	2,362,239	(9,327)	(3,313)	319,423	25,025,216

See the accompanying notes to the quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2025 and 2024
(In thousands of reais)

	Note	March 2025	March 2024
Operating activities
Profit before income tax and social contribution		693,672	587,935
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	1,745,916	1,754,757
Equity in earnings	14	26,647	22,501
Residual value of written-off property, plant and equipment and intangible assets		3,006	1,212
Interest on asset retirement obligation		1,567	2,762
Provision for legal and administrative proceedings	24	63,968	89,608
Inflation adjustment on judicial deposits and legal and administrative proceedings		14,624	86,561
Interest, monetary and exchange rate variations on loans and other financial adjustments		203,492	213,852
Yield from marketable securities		(79,315)	(47,157)
Interest on lease liabilities	31	379,446	348,934
Lease interest	30	(7,083)	(7,032)
Provision for expected credit losses	28	182,045	165,697
Income (loss) from operations with other derivatives		165,780	-
Long-term incentive plans		6,310	4,544
		3,400,075	3,224,174
Decrease (increase) in operating assets
Trade accounts receivable		(108,375)	(464,275)
Recoverable taxes, fees and contributions		134,938	186,717
Inventories		(36,008)	(72,905)
Prepaid expenses		(375,994)	(425,014)
Judicial deposits		4,820	9,624
Other assets		3,443	335
Increase (decrease) in operating liabilities
Labor obligations		57,710	76,416
Suppliers		(438,778)	(707,760)
Taxes, fees and contributions payable		100,849	(22,422)
Authorizations payable		6,019	20,968
Payments for legal and administrative proceedings	24	(105,379)	(62,817)
Deferred revenues		(19,254)	(18,523)
Other liabilities		(78,871)	(98,831)
Cash generated by operations		2,545,195	1,645,687
Income tax and social contribution paid		(49,243)	-
Net cash generated by operating activities		2,495,952	1,645,687

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2025 and 2024
(In thousands of reais)

	Note	March 2025	March 2024
Investment activities
Redemptions of marketable securities		2,107,991	2,055,343
Investments on marketable securities		(2,084,000)	(1,435,875)
Capital contribution 5G Fund		(84,984)	-
Additions to property, plant and equipment and intangible assets		(1,339,122)	(1,354,545)
Receipt - Agreement with Banco C6		52,000	-
Other		15,521	3,134
Net cash used in investment activities		(1,332,594)	(731,943)

Financing activities
Amortization of loans and financing	36	(98,956)	(588,841)
Interest paid - Loans and financing	36	(6,996)	(30,054)
Payment of lease liability	36	(401,805)	(408,789)
Interest paid on lease liabilities	36	(390,114)	(358,895)
Lease incentives received		3,842	33,904
Derivative financial instruments		(4,639)	(4,514)
Purchase of treasury shares, net of disposals		(13,021)	(4,692)
Dividends and interest on shareholders’ equity paid	25	(670,044)	(645,112)
Net cash used in financing activities		(1,581,733)	(2,006,993)

Increase (decrease) in cash and cash equivalents		(418,375)	(1,093,249)
Cash and cash equivalents at the beginning of the period		3,258,743	3,077,931
Cash and cash equivalents at the end of the period		2,840,368	1,984,682

See the accompanying notes to the quarterly information.

10

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended March 31, 2025 and 2024
(In thousands of reais)

	March 2025	March 2024
Revenues
Gross operating revenue	9,467,889	8,710,389
Losses on doubtful accounts	(182,045)	(165,697)
Discounts granted, returns and others	(2,066,863)	(1,655,956)
	7,218,981	6,888,736
Inputs acquired from third parties
Cost of services rendered and goods sold	(1,215,391)	(1,072,125)
Materials, energy, outsourced services and other	(933,557)	(959,755)
	(2,148,948)	(2,031,880)
Retentions
Depreciation and amortization	(1,745,916)	(1,754,757)
Net added value produced	3,324,117	3,102,099
Value added received in transfer
Equity in earnings	(26,647)	(22,501)
Financial revenues	190,062	252,453
	163,415	229,952
Total added value payable	3,487,532	3,332,051

Distribution of added value
Personnel and charges
Direct remuneration	196,435	201,494
Benefits	75,238	65,571
F.G.T.S	20,203	19,778
Other	7,589	7,244
	299,465	294,087
Taxes, fees and contributions
Federal	500,578	680,723
State	749,327	713,893
Municipal	33,041	29,527
	1,282,946	1,424,143
Third-party capital remuneration
Interest	786,310	774,799
Rents	320,035	319,599
	1,106,345	1,094,398
Other
Social investment	1,154	-
	1,154	-
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	200,000	200,000
Retained earnings	597,622	319,423
	797,622	519,423

Explanatory notes are an integral part of the quarterly information

11

2025 First Quarter Results

1Q25 EARNINGS RELEASE

RESULTS CONFERENCE
May 06th, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

The 2025 journey begins with positive outcomes

RESULTS HIGHLIGHTS

Normalized* EBITDA and EBITDA Margin
(R$ Mln; %YoY)

	1Q24	1Q25
EBITDA	2,890	3,084
EBITDA Margin	47.4%	48.2%

+6.7% Efficient operational execution driving a consistent EBITDA growth with margin expansion

Normalized* Net Income
(R$ Mln; %YoY)

1Q24	1Q25
519	810

+56.0% Reaching the highest level of net income for a 1st quarter in TIM's history

Normalized* EBITDA-AL minus Capex
(R$ Mln; %YoY)

1Q24	1Q25
843	1,001

+18.7% Double-digit operational cash flow expansion reflects our positive overall performance

+5.6% Growth YoY in Service Revenue in 1Q25

+6.2% Growth YoY in Mobile Services Revenue in 1Q25

+13.9% Expansion YoY in Postpaid Revenue in 1Q25

+6.5% Growth YoY EBITDA-AL* in 1Q25

Strong Balance Sheet
R$ 5.3 Bln in cash (+58% YoY) in 1Q25, with a ΔWC of +R$ 0.6 Bln YoY

R$ 690 Mln
Announced as IoC in 1Q25

Customer Platform

New front with partnerships in the energy sector
Partnerships in the free energy market with a focus on corporate clients and distribution with focus on B2C
Thopen Eletrobras

End of the dispute with C6:
Termination of the arbitration proceedings and transfer of all shares held by TIM to C6, as well as all subscription bonuses

B2B

TIM is increasing its presence in the Utilities sector
TIM's IoT solutions offer extensive coverage and real-time monitoring, ensuring efficient and effective management of resources such as water, electricity, gas and smart lighting

Efficiency Program: Multiple Levels

- **Organizational:** Review and reorganize to put the right people in the right places, reskill the workforce and streamline the organization by reducing hierarchical levels
- **Technological:** Initiatives with continued focus on digitalization and expanding the adoption of artificial intelligence
- **Make or buy:** Specific activities transferred to partners with newer processes and systems
- **Discipline:** Active management of cost-efficiency contracts and projects by area

3Bs: Case study in São Paulo

- **More capacity modernization:** Infrastructure renovation will benefit about 10 million customers
  TIM is the leader in all regions of São Paulo with 3k modernized sites and an almost 40% increase in 5G coverage
- **Iconic Store:** A complete journey to improve the customer experience

- **TIM Music:** A complete journey to improve the customer experience

TIM

* EBITDA and Net Income normalized according to the items indicated in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of the sites.

12

2025 First Quarter Results

1Q25 EARNINGS RELEASE

RESULTS CONFERENCE
May 06th, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Description	1Q25	1Q24	% YoY	4Q24	% QoQ
FINANCIAL (R$ million)					
Net Revenues	**6,394**	**6,096**	**4.9%**	**6,631**	**-3.6%**
Services Revenues	6,240	5,909	5.6%	6,343	-1.6%
Mobile Service	5,922	5,577	6.2%	6,015	-1.5%
Fixed Service	319	332	-4.1%	328	-2.9%
Normalized* Operating Expenses	(3,310)	(3,205)	3.3%	(3,285)	0.8%
Normalized* EBITDA	**3,084**	**2,890**	**6.7%**	**3,346**	**-7.8%**
Normalized* EBITDA Margin	**48.2%**	**47.4%**	**0.8p.p.**	**50.5%**	**-2.2p.p.**
Normalized* Net Income	810	519	56.0%	1,055	-23.2%
Capex	1,339	1,355	-1.1%	1,375	-2.6%
Normalized* EBITDA-AL - Capex	1,001	843	18.7%	1,227	-18.4%
OPERATIONAL ('000)					
Mobile Customer Base	**62,039**	**61,420**	**1.0%**	**62,058**	**-0.03%**
Prepaid	31,269	33,312	-6.1%	31,857	-1.8%
Postpaid	30,770	28,108	9.5%	30,202	1.9%
TIM Ultrafibra Customer Base	**790**	**806**	**-2.0%**	**790**	**0.1%**

COM A LÍDER EM 5G
VOCÊ PODE TUDO
TIM
Imagine as possibilidades

13

2025 First Quarter Results

RECENT AND SUBSEQUENT EVENTS

Shareholder Remuneration

On March 27, 2025, TIM announced the distribution of R$ 2.05 billion in dividends, and in February and March 2025, it announced a total amount of R$ 690 million in Interest on Capital. For more details, visit the TIM S.A. Investor Relations website: Dividends and IoC

Settlement of the dispute with C6

TIM and C6 Bank ("C6") have signed an agreement that ended all disputes related to the partnership between the two companies and, consequently, terminated the four ongoing arbitration proceedings. The agreement established the transfer of all shares held by TIM to C6, as well as all outstanding subscription bonuses. For more details, visit the TIM S.A. Investor Relations website: Filings

Reverse Split and Split Operation

On March 27, 2025, at TIM's Ordinary and Extraordinary General Meeting the proposal to consolidate all the company's common shares in the proportion of 100 shares for 1 share, followed by a subsequent split so that 1 consolidated share corresponds to 100 shares, was approved. This does not change the company's share capital or its total number of shares. The operation will not affect the securities traded in the US market (ADR – American Depositary Receipt). For more details, please visit the TIM S.A. Investor Relations website: Filings

14

2025 First Quarter Results

FINANCIAL HIGHLIGHTS

Operational Revenue

Consistent revenue growth supported by the mobile segment

Total Net Revenue grew 4.9% YoY in 1Q25, driven mainly by the positive performance of Mobile Service Revenue, supported by Postpaid strong performance. Service Revenue increased by 5.6% YoY.

Details of the Mobile Segment (net of taxes and deductions):

The Mobile Service Revenue ("MSR") saw a YoY increase of 6.2% in 1Q25, driven by another double-digit growth in Postpaid as TIM continues to consolidate the best value proposition for its customers supported by its strategic pillars. This led the Mobile ARPU (average monthly revenue per user) to reach R$ 31.9, the highest level ever recorded for a first quarter, with a YoY growth of 5.0%.

The Client Generated Revenue ("CGR"), which represents the MSR after excluding interconnection, customer platform, and other revenues, reached R$ 5,542 million in 1Q25, an increase of 6.8% YoY, driven by the strong performance of postpaid client generated revenue.

The Interconnection Revenue (ITX) fell by 11.5% YoY in 1Q25, following the reduction in incoming traffic.

Customer Platform Revenue reached R$ 22 million in 1Q25 compared to R$ 31 million in 1Q24. This variation was primarily due to the reduction in financial service revenue amid the termination of the partnership with C6 Bank.

15

2025 First Quarter Results

The Other Revenue line grew 5.3% YoY in 1Q25, due to an increase in revenues from IoT projects.

Below is the breakdown of the performance of each mobile customer profile:

Postpaid Revenue expanded by 13.9% YoY in 1Q25, with Postpaid ARPU reaching R$ 43.8 (+4.0% YoY), and Postpaid ex-M2M ARPU reaching R$ 54.3, increasing by 6.5% YoY. This result reflects the Company's focus on monetizing its base through mechanisms of migration to higher-value plans (in 1Q25, the migration from Control to Pure Postpaid plans expanded by 20.3% YoY), by maintaining low churn rates (0.8% in postpaid customers ex-M2M), and by the impact of annual price adjustments for part of the customer base, which began in March.

Prepaid Revenue fell by 10.9% YoY in 1Q25, with Prepaid ARPU reaching R$ 13.8 (-5.5% YoY). This reduction is explained by the greater migration of prepaid customers to Control plans and a decrease in the frequency of recharges.

Details of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue recorded a decline of 4.1% YoY in 1Q25. TIM Ultrafibra, the main line of the segment, saw a decrease of 4.5% YoY in 1Q25, with ARPU reaching R$ 93.2 (-2.7% YoY), mainly impacted by: (i) a more competitive price environment; and (ii) a more selective approach focusing on operational optimization and efficiency.

Breakdown of Product Revenue (net of taxes and deductions):

The Product Revenue saw a decline of 17.6% YoY in 1Q25. The performance was mainly affected by: (i) a more comparable base effect in 1Q25, as sales of B2B IoT products and accessories began in the last quarter of 2023; and (ii) a seasonal effect in the sale of devices.

16

2025 First Quarter Results

Operational Costs and Expenses

The continuous pursuit of efficiency translates into a deceleration of cost growth

* Operation Costs normalized for: costs with legal consultancy services related to the end of the dispute with C6 (+R$ 19.0 million in 1Q25) and expenses related to the price adjustment in the I-Systems sales contract (+R$ 10.0 million in 4Q24).

Normalized Operating Costs and Expenses totaled R$ 3,310 million in 1Q25, an annual increase of 3.3%. This yearly increase reflects the still significant impact of network and interconnection expenses, largely affected by the effects of international roaming and content providers. Nevertheless, this increase was lower than the inflation recorded in the period (IPCA accumulated over the 12 months ending in March 2025: 5.48%[1]).

Breakdown of Normalized Costs and Expenses:

Personnel costs saw a decline of 1.7% YoY in 1Q25, mainly due to lower level of provisions for variable compensation tied to employee participation in the Company's results.

The Selling and Marketing line saw a reduction of 1.8% YoY in 1Q25, mainly explained by lower expenses with Fistel fees.

Network and Interconnection expenses increased by 16.5% YoY in 1Q25, mostly impacted by higher expenses with international roaming services, reflecting an increase in traffic volume, and greater spending on content providers due to the ongoing development of offerings.

[1] Source: IBGE

17

2025 First Quarter Results

Normalized General and Administrative (G&A) expenses decreased4F[2] by 4.2% YoY in 1Q25, due to lower spending on legal services.

The Cost of Goods Sold (COGS) fell by 15.7% YoY in 1Q25, in line with the reduction in product sales during the period.

The Bad Debt line increased by 9.9% YoY in 1Q25, as a result of greater exposure due to the growing postpaid base (almost 10% higher compared to the same period last year). Even so, the bad debt on gross revenue ratio remains at a healthy level of 1.9% (vs. 1.9% in 1Q24).

Other Normalized F[3] Operational Expenses (Revenues) fell by 29.0% YoY in 1Q25, mainly due to a lower level of provisions for fiscal contingencies.

[2] The General and Administrative Expenses line had a non-recurring impact of R$ 19.0 million in 1Q25, referring to the costs of legal consultancy services in the context of closing the dispute with C6.

[3] The Other Operating Expenses (Income) line had a non-recurring impact of R$ 10.0 million in 4Q24, referring to expenses linked to the price adjustment in the I-Systems sale contract.

18

2025 First Quarter Results

From EBITDA to Net Income

Efficient operational execution fosters consistent EBITDA growth with margin expansion

Description	1Q25	1Q24	% YoY	4Q24	% QoQ
Normalized (R$ million)					
Normalized* EBITDA	**3,084**	**2,890**	**6.7%**	**3,346**	**-7.8%**
Normalized* EBITDA Margin	48.2%	47.4%	0.8p.p.	50.5%	-2.2p.p.
Normalized* EBITDA-AL	**2,340**	**2,198**	**6.5%**	**2,602**	**-10.1%**
Normalized* EBITDA-AL Margin	36.6%	36.1%	0.5p.p.	39.2%	-2.6p.p.
Depreciation & Amortization	**(1,746)**	**(1,755)**	**-0.5%**	**(1,725)**	**1.2%**
Depreciation	(1,266)	(1,276)	-0.7%	(1,247)	1.5%
Amortization	(479)	(479)	0.1%	(478)	0.3%
Equity in Earnings	**(27)**	**(23)**	**18.4%**	**(22)**	**18.9%**
Normalized* EBIT	**1,311**	**1,113**	**17.8%**	**1,598**	**-18.0%**
Normalized* EBIT Margin	20.5%	18.3%	2.2p.p.	24.1%	-3.6p.p.
Net Financial Results	**(598)**	**(525)**	**14.0%**	**(450)**	**33.0%**
Financial Expenses	(705)	(754)	-6.5%	(741)	-4.9%
Normalized* Financial Income	140	221	-36.9%	245	-43.2%
Net Exchange Variation	(33)	8	n.a.	46	n.a.
Normalized* EBT	**713**	**588**	**21.2%**	**1,148**	**-37.9%**
Normalized* Income Tax and Social Contribution	97	(69)	n.a.	(94)	n.a.
Normalized* Net Income	**810**	**519**	**56.0%**	**1,055**	**-23.2%**
Total Normalized Items	(13)	-	n.a.	(7)	90.0%
Reported (R$ million)					
Reported EBITDA	**3,065**	**2,890**	**6.0%**	**3,336**	**-8.1%**
Reported EBITDA Margin	47.9%	47.4%	0.5p.p.	50.3%	-2.4p.p.
Reported EBIT	**1,292**	**1,113**	**16.1%**	**1,588**	**-18.6%**
EBIT Margin	20.2%	18.3%	2.0p.p.	24.0%	-3.7p.p.
Net Financial Results	**(598)**	**(525)**	**14.0%**	**(450)**	**33.0%**
Income Before Taxes	**694**	**588**	**18.0%**	**1,138**	**-39.1%**
Income Tax and Social Contribution	104	(69)	n.a.	(90)	n.a.
Reported Net Income	**798**	**519**	**53.6%**	**1,048**	**-23.9%**

* Normalized EBITDA according to items described in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income according to items described in the Costs section and to non-recurring effects in Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).

19

2025 First Quarter Results

EBITDA6F[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$ 3,084 million in 1Q25, representing a 6.7% YoY increase. This led the Normalized EBITDA Margin to reach 48.2%, the best result for a years’ first quarter, representing an expansion of 0.8 p.p. YoY. This result reflects the consistent growth in mobile service revenue and continuous cost control.

EBITDA After Leases (AL)

Returning with the effects of leases into EBITDA, Normalized EBITDA-AL (After Lease), excluding the impact of fines applied in sites decommissioning, showed a 6.5% YoY growth in 1Q25, with a Margin of 36.6%, +0.5 p.p. YoY. This result reflects the solid evolution of EBITDA, although impacted by the combination of: (i) annual adjustment on lease contracts; and (ii) a lower level of contractual incentives.

[4] Normalized EBITDA as per items described in the 'Costs' section.

20

2025 First Quarter Results

Depreciation and Amortization (D&A)

The D&A line showed a 0.5% YoY decrease in 1Q25, as a result of the reduction in depreciation on lease rights under IFRS 16, partially offset by higher depreciation related to infrastructure equipment.

Net Financial Results

Net Financial Result was negative by R$ 598 million in 1Q25, a worsening of 14.0% YoY vs. 1Q24. This result is explained by the adjustment regarding the C6 value, due to the difference between the recognized value and the asset value established in the agreement, and by a higher level of interest on leases, due to the contracts adjustment and a lower level of cancellations. These effects were partially offset by: (i) higher cash profitability, due to a higher Selic rate and a higher average cash level; and (ii) lower interest related to debt, due to a reduction in the level of indebtedness.

21

2025 First Quarter Results

Income Tax and Social Contribution

In the Normalized[5] view, Income Tax and Social Contribution ("IR/CS") totaled R$ 97 million in 1Q25 compared to -R$ 69 million in 1Q24, leading to an effective rate of 13.7% vs. -11.7% in the first quarter of 2024. The variation is mainly explained by the deliberation of Interest on Capital, which totaled R$ 690 million in 1Q25, compared to R$ 200 million in 1Q24. However, other effects also contributed, such as the increase in the SUDAM/SUDENE benefit and the effect of the agreement with C6.

Net Income

Normalized0F[6] Net Income totaled R$ 810 million in 1Q25, representing the 8th consecutive quarter of double-digit annual growth, +56.0% YoY. This robust result represents another record: the highest level of net income ever recorded by the Company in a first quarter. This led Normalized Earnings per Share (EPS) to R$ 0.33 vs. R$ 0.21 in 1Q24.

INVESTIMENTS AND CASH FLOW

Capex

The strategic allocation of investments contributes to healthy cash generation

Capex reached R$ 1,339 million in 1Q25, a 1.1% YoY reduction, maintaining the expected seasonality and, therefore, the Capex projection for the year remains unchanged. In 2025, investments were more concentrated in network with the modernization of São Paulo's infrastructure, while in 2024 they were more focused on IT, due to an accelerated expansion of digitalization initiatives, which had positive effects later, especially in improving customer service indicators. The Capex over Net Revenue ratio reached 20.9% in 1Q25 vs. 22.2% in 1Q24, a reduction of 1.3 p.p. YoY.

[5] The Income Tax and Social Contribution line had non-recurring effects amounting to -R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24.

[6] Net Income Normalized by items described in the 'From EBITDA to Net Income' section.

22

2025 First Quarter Results

Cash Flow

* The variation in Working Capital and Income Tax excludes the impacts related to EXA in 4Q24.

** Incentives over payment of leases were recognized in line with the agreed contractual conditions, reducing the amount disbursed during the period (+R$ 3.8 million in 1Q25, +R$ 9.9 million in 4Q24, +R$ 14.1 million in 3Q24, +R$ 31.6 million in 2Q24, and +R$ 33.9 million in 1Q24).

Normalized EBITDA (-) Capex reached R$ 1,745 million in 1Q25, an increase of 13.6% YoY. Excluding the effects of leases, Normalized EBITDA-AL[7] (-) Capex totaled R$ 1,001 million in the period, showing a double-digit growth (+18.7% YoY) with a margin of 15.7%.

The Operating Free Cash Flow (“OpFCF”) totaled R$ 294 million in 1Q25, an improvement of R$ 729 million YoY. The expansion reflects the evolution of the operating cash flow, driven by the increase in EBITDA and a less negative variation in working capital, due to improvements in inventory and supplier lines, mainly due to the reduction of international roaming line. Additionally, there was an improvement in the lines of taxes, fees, and contributions, as well as in accounts receivable from customers, which showed a less impactful seasonal effect compared to 1Q24.

[7] EBITDA-AL normalized according to the items described in the section “From EBITDA to Net Income” and excluding the impact of sites decommissioning fines. For more details, see Exhibit 4 - EBITDA After Lease.

23

2025 First Quarter Results

Cash Position

Cash and Securities positions totaled R$ 5,327 million at the end of March 2025, representing an increase of 58.0% YoY, reflecting the Company's operational improvement.

It is also worth noting that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded until March 31, 2025, was R$ 3.6 billion, with R$ 2.8 billion as principal and R$ 806 million as accrued interest.

24

2025 First Quarter Results

DEBT

Debt Profile

Total Debt (post-hedge), including net derivatives amounting R$ 152 million, totaled R$ 16,377 million at the end of March 2025, representing an increase of R$ 63 million compared to 1Q24. The increase mainly reflects the rise in the total lease position, although partially offset by a reduction in financial debt.

25

2025 First Quarter Results

NEW BUSINESS

Digital Ecosystem

Mobile Advertising and Data Monetization

In 1Q25, we maintained **strong growth of 283% YoY** in the volume of campaigns running on TIM Ads platforms, driven by the recurrence of campaigns from relevant advertisers and the entry of new brands.

Education Services

In the Education vertical, in partnership with *Descomplica*, we reached **over 800k** TIM customers registered on the platform by March 2025, of which **more than 190k** were registered in the Artificial Intelligence and Chat GPT course.

Health Services

In the Health vertical, in partnership with *Cartão de Todos*, we reached **over 218k** subscriptions since the beginning of the operation in 1Q25, in addition to **more than 455k** registrations on the platform.

Energy Services

In March, we started the pilot of the new Energy Services partnership with Thopen, through the distributed generation model, focused on individual customers. The partnership will provide discounts on electricity bills for TIM customers without the need for investment or cost, with TIM being remunerated by a revenue share model. Additionally, we are implementing a new partnership with Eletrobrás, aimed at Corporate clients, for the supply of renewable energy through the free market, with a commission-based remuneration model and pilot starting in 2Q25.

26

2025 First Quarter Results

B2B

Total B2B contracted revenue amounted to **R$ 778 million** in 1Q25, with revenue from Logistics initiatives accounting for 40% of total contracted revenue, followed by 39% of Agribusiness revenue and 18% of Utilities revenue.

Total Contracted Revenue

R$ 778 Mln
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25

Utilities: TIM IoT Solutions offers wide coverage and real-time monitoring, ensuring efficient and effective resource management.

Agribusiness

+ 20.7 **Millions** of hectares 4G

Logistics

+ 5.9k Km covered in highways, and 5G connectivity in the Port of Santos

5k
Gas telemetry points sold

60k
Telemetry points for water measurement sold

+20
Clients

80k
Telemetry and control points for energy metering sold

362k
Public lighting remote management points sold

27

2025 First Quarter Results

OPERATIONAL INDICATORS

* Data published by Anatel as of February 2025.

28

2025 First Quarter Results

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

ESG Highlights for 1Q25

Environmental

o	For the second consecutive year, TIM has achieved the highest score of A in the CDP Climate Change questionnaire, remaining on the select “A List” of companies considered global leaders in climate change management. The recognition reinforces the Company’s commitment to mitigating greenhouse gas (GHG) emissions from its operations and adapting its operations to the effects of climate change.

o	As part of the evolution of the Distributed Generation project, TIM ended the 1st quarter with 133 plants in operation. The project is responsible for supplying more than 17 thousand sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity consumed by TIM comes from renewable sources (with the acquisition of I-RECs).

o	TIM ended the 1st quarter with 1,871 active biosites on its network. These structures, like a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

Social

o	In partnership with Mulheres Positivas, CMI Business Transformation and other leading companies in the sector, TIM has launched a mentoring program to empower and accelerate the careers of women in technology. The initiative reinforces the operator's commitment to gender equality in the job market.

o	Another initiative by the Company in the search for greater gender equality in technology areas and in celebration of the International Day of Women and Girls in Science, celebrated on February 11, was the creation of a talent pool focused exclusively on women. Currently, women represent 26% and 35% of TIM's Tech and IT teams, respectively, and 51% of internship positions in these areas were filled by women.

o	The Bateria do Instituto TIM (Drum Group) was once again present at Rio’s Carnival, taking part in the traditional Mini Bloco, held at Praça Xavier de Brito, in Tijuca, Rio de Janeiro. Composed of more than 50 children, young people and adults, with and without disabilities, the initiative reaffirms its commitment to promoting social inclusion through music. Led by master Mangueirinha, the group rocked the festivities with enthusiasm and mastery, enchanting the young revelers and reaffirming the value of diversity.

29

2025 First Quarter Results

o	The implementation cycle of the Edital Fortalecendo Redes (Strengthening Networks Call for Proposals), launched in 2023 by Instituto TIM in partnership with Gerando Falcões, was completed in January 2025. The initiative allocated R$1 million to support 10 civil society organizations in the Gerando Falcões network in institutional strengthening and community impact projects. With more than a thousand direct beneficiaries, including children, adolescents, young people and teams from the organizations, and around 9 thousand indirect beneficiaries, the call for proposals drove significant advances in team structuring, fundraising, institutional communication and expansion of local services.

Governance

o	At the end of the first quarter, TIM Group published its 2024 Sustainability Report. The document was prepared in accordance with the new guidelines of the Corporate Sustainability Reporting Directive (CSRD). As a member of the Group, TIM Brasil contributed information on environmental, social and governance dimensions.

o	For the fourth consecutive year, TIM was considered one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI). The Company was once again included in the Sustainability Yearbook 2025 for the improvement of its performance in the DJSI submission process.

To access the quarterly ESG report, please visit: Quarterly ESG Report

30

2025 First Quarter Results

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2025 (“1Q25”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048
E-mail: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

31

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on March 31, 2025 (66.59% on December 31, 2024).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On March 31, 2025, TIM holds a 49% equity interest (49% on December 31, 2024) in the company I-Systems (associated company).

2.	Preparation basis and presentation of quarterly information

The quarterly information were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), currently named “IFRS Accounting Standards” by the IFRS Foundation.

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The material accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. These policies were applied consistently over the periods presented.

32

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

a.	General criteria for preparation and disclosure

The quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On March 31, 2025, the Company reported a net profit of R$ 797,622. The Company’s current liabilities exceeded total current assets by R$ 1,770,848. The Company believes that there is a seasonal decrease in operating cash flow at the beginning of the year due to the payment of obligations and regulatory fees. On March 31, 2025, the Company’s shareholders’ equity is positive by R$ 24,455,547.

In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the cash generated by operations up to March 31, 2025 is positive by R$ 2.5 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

33

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group’s strategy is focused on optimizing results, and all the operating activities of the group are concentrated in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any non-controlling interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a gain from bargain purchase once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

f.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on May 05, 2025.

g.	New standards, amendments and interpretations of standards

g.1 The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended March 31, 2025.

IAS 21 – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of convertible currency and provide guidance on procedures for non-convertible currencies, determining that convertibility should be assessed at the measurement date based on the purpose of the transaction. If the currency is not convertible, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures about non-convertible currencies, so that users of the financial statements understand the financial impacts, risks involved and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any material impact on the Company’s quarterly information.

CPC 18 (R3) - Investment in associated company, subsidiary and joint venture

In September 2024, the Accounting Pronouncements Committee (CPC) amended Technical Pronouncement CPC 18 (R3) to align Brazilian accounting standards with the IASB’s international standards.

CPC 18 currently allows the equity method (MEP) in the measurement of investments in subsidiaries in the Separate Financial Statements, following changes in international standards. This convergence harmonizes the accounting practices adopted in Brazil with the international ones, without generating material impacts, only editorial and normative adjustments.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The Company assessed and did not identify any material impact on the Company’s quarterly information.

35

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

g.2 the following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on March 31, 2025. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover+, entities are required to classify all income and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of performance measures defined by management, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income +r loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

IFRS 18 and the amendments to the other standards will come into force for reporting periods beginning on or after January 01, 2027, with early adoption permitted, and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements.

IFRS 19: Subsidiaries without Public Liability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary, as defined in IFRS 10 (CPC 36 (R3) – Consolidated Statements), must not have public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.

IFRS 19 will come into force for reporting periods beginning on or after January 01, 2027, with early adoption permitted.

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

As the Company’s equity instruments are publicly traded, it is not eligible to apply IFRS 19.

Amendment to IFRS 9 – Disclosure of quantitative information for contractual terms

In May 2024, the IASB issued amendments to IFRS 9 related to financial assets, establishing that entities must disclose quantitative information, such as a range of possible changes in contractual cash flows. This means that entities need to provide both qualitative and quantitative information about the contractual terms that may impact the value of said cash flows. For example, possible changes in contractual interest rates arising from contingent events associated with ESG (environmental, social and governance) targets must be disclosed.

The amendments are effective for financial statement periods starting on or after January 1, 2026.

The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS Accounting Standard for SMEs (Small and Medium-Sized Enterprises)

In February 2025, the IASB issued a significant update to the IFRS Accounting Standard for Small and Medium-Sized Enterprises (SMEs).

The update is the result of a comprehensive periodic review of the standard and includes improvements to the revenue recognition model, the consolidation of fair value measurement requirements in a single location, as well as updating the requirements for business combinations, consolidations and financial instruments.

This update will help improve the quality of the information provided to users of SME financial statements, while maintaining the simplicity of the Standard.

The amendments are effective for financial statement periods starting on or after January 1, 2027.

The Company has assessed that this update is not applicable, since it is a large public traded company and is therefore subject to the full adoption of the international accounting standards (IFRS) issued by the IASB.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	March 2025	December 2024

Cash and banks	31,576	81,177
Free availability financial investments:
CDB’s / Repurchases	2,808,792	3,177,566
	2,840,368	3,258,743

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Bank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

The average remuneration of CDB investments in 2025 is 100.25% p.a. (101.09% on December 31, 2024) of the variation of the interbank deposit certificate—CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	March 2025	December 2024

FUNCINE (i)	18,301	15,241
Fundo Soberano (ii)	4,371	2,404
FIC: (iii)
Government bonds (a)	1,694,680	1,716,706
CDB (b)	28,716	18,897
Financial bills (c)	441,352	394,343
Other (d)	317,586	302,091
	2,505,006	2,449,682

Current portion	(2,486,705)	(2,434,441)
Non-current portion	18,301	15,241

(i) Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2025 was 0.13% p.a. (1.47% p.a. on December 31, 2024).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in the 1Q2025 was 99.68% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.20% on December 31, 2024).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in the 1Q2025 was 103.71% p.a. of the variation of the Interbank Deposit Certificate - CDI (105.14% p.a. on December 31, 2024).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2025 and December 31, 2024.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2024).

	March 2025	December 2024
Trade accounts receivable	5,193,755	4,815,750

Gross accounts receivable	5,861,076	5,486,319

Billed services	2,423,107	2,481,786
Unbilled services	1,352,187	1,302,906
Network use (interconnexion)	972,180	992,414
Sale of goods	622,686	684,858
Contractual assets (Note 23)	22,586	24,027
Other accounts receivable (i)	468,000	-
Other accounts receivable	330	328
Provision for expected credit losses	(667,321)	(670,569)

Current portion	(5,048,066)	(4,677,935)
Non-current portion	145,689	137,815

(i) Accounts receivable arising from the Agreement between TIM and C6 Bank on February 11, 2025, approved by CIMA (Cayman Islands Monetary Authority) in March 2025, for the sale of all outstanding shares (note 12) and subscription bonuses held by TIM (note 36) of the Company in C6 Bank, for a total amount of R$520 million. As of March 31, 2025, approximately 10% of the amount had been received. The remaining balance, in the amount of R$468 million, will be received during the period.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	March 2025	December 2024
	(3 months)	(12 months)

Opening balance	670,569	629,739
Supplement to expected losses	182,045	693,122
Write-offs of provision	(185,293)	(652,292)
Closing balance	667,321	670,569

The aging of accounts receivable is as follows:

	March 2025	December 2024

Total	5,861,076	5,486,319

Falling due	4,297,202	3,917,182
Overdue (in days)
≤30	444,294	372,836
≤60	220,235	123,183
≤90	136,984	149,653
≤120	86,512	105,426
>120	675,849	818,039

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	March 2025	December 2024

Total inventory	329,537	293,529

Inventories	347,838	310,054
Cell phones and tablets	248,390	187,866
Accessories and prepaid cards	76,387	98,868
TIM chips	23,061	23,320

Losses on adjustment to realizable value	(18,301)	(16,525)

8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	March 2025	December 2024

Recoverable income tax and social contribution	296,034	326,256

Income tax	188,289	200,802
Social contribution	107,745	125,454

Current portion	(78,363)	(111,376)
Non-current portion	217,671	214,880

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Up to March 31, 2025, the total monetary restatement recognized was R$ 130 million. In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September 2023, the Company obtained credit approval from the Brazilian Federal Revenue Service.

In September 2023, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million. Recognizing deferred taxes on tax losses and negative CSLL bases in the amounts of R$ 114 million and R$ 42 million, respectively. Moreover, in the same period, TIM reclassified R$ 470 million of credits to current assets. In the years 2023 and 2024, the company used R$ 151 million and R$ 231 million, respectively, in credits to offset federal taxes. In the first quarter of 2025, R$ 35 million of these credits was offset.

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2025, the Company has chosen to make the quarterly payment of income tax and social contribution.

	March 2025	December 2024

Income tax and social contribution payable	116,031	46,610

Income tax	41,602	-
Social contribution	74,429	46,610

Current portion	(116,031)	(46,610)

8.c	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On March 31, 2025 and December 31, 2024, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

43

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	March 2025	December 2024

Tax loss carryforwards and negative basis of social contribution	-	12,132
Temporary differences:
Provision for legal and administrative proceedings	536,098	536,550
Provision for expected credit losses	257,372	257,645
Taxes with enforceability suspended(i)	1,303,540	1,230,521
Derivative financial instruments	(44,893)	(274,140)
Capitalized interest - 4G and 5G	(237,846)	(246,621)
Adjustments to standard IFRS 16 (ii)	744,295	730,015
Accelerated depreciation (iii)	(1,002,031)	(990,374)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	248,349	269,172
Amortized goodwill – Cozani (vi)	(427,333)	(388,245)
Other assets	304,088	287,234
Other liabilities	(94,407)	(92,779)
	1,337,755	1,081,633

Deferred active tax portion	3,393,742	3,323,269
Portion of deferred tax liability	(2,055,987)	(2,241,636)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020-2024 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020 and 2024 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 1,002 million until March 31, 2025 (R$ 990 million up to December 31, 2024).

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(vi) In the acquisition of Company Cozani, a goodwill of R$ 2,636,426 was recorded, which comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023. This merger took place after due approval by Anatel in February 2023 by Act 3535/2023 and acknowledgment by the Board of Directors of TIM S.A. on March 31, 2023 that said merger and consequent extinction of Cozani are effective on April 1, 2023.

The Company, based on historical profitability and projections of future taxable income, constitutes deferred income tax and social contribution credits on the totality of its temporary differences.

The Company used deferred credits arising from tax losses and negative social contribution bases in the amount of R$ 12 million as of March 31, 2025 (R$ 189 million as of December 31, 2024).

8.d	Expense with current and deferred income tax and social contribution

	March 2025	March 2024
Current income tax and social contribution taxes
Income tax for the period	(186,621)	(109,663)
Social contribution for the period	(74,451)	(40,635)
Tax incentive – SUDENE/SUDAM(i)	108,900	69,740
	(152,172)	(80,558)
Deferred income tax and social contribution
Deferred income tax	185,114	8,857
Deferred social contribution	71,008	3,189
	256,122	12,046
	103,950	(68,512)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	March 2025	March 2024

Profit before income tax and social contribution	693,672	587,935
Combined tax rate	34%	34%
Income tax and social contribution at the combined statutory rates	(235,848)	(199,898)
(Additions) / exclusions:
Equity in earnings	(9,060)	(7,650)
Permanent additions, exclusions:
Non-taxable revenues	2,033	2,649
Non-deductible expenses	(4,730)	(4,565)
Tax incentive – SUDENE/SUDAM(i)	108,900	69,740
Tax benefit related to interest on shareholders’ equity allocated	234,600	68,000
Other amounts	8,055	3,212
	339,798	131,386

Income tax and social contribution recorded in the income (loss) for the period	103,950	(68,512)
Effective rate	(14.99) %	11.65%

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

45

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

9.	Taxes, fees and contributions to be recovered

	March 2025	December 2024

Taxes, fees and contributions to be recovered	1,757,472	1,853,456

ICMS(i)	1,188,253	1,235,119
PIS/COFINS(ii)	272,308	330,019
IRRF (Withholding income tax) on interest earning bank deposits	93,013	93,008
Recoverable ISS	109,314	109,314
Other	94,584	85,996

Current portion	(847,571)	(946,103)
Non-current portion	909,901	907,353

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
10.	Prepaid expenses

	March 2025	December 2024

Prepaid expenses	938,135	562,141
Fistel(i)	256,908	-
Advertisements not released(ii)	132,870	20,331
Rentals and reinsurance	72,106	83,603
Incremental costs for obtaining customer contracts(iii)	190,723	188,269
Prepaid contractual expenses (iv)	258,126	251,181
Other	18,822	7,974

Current portion	(659,148)	(280,851)
Non-current portion	278,987	281,290

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	March 2025	December 2024

Judicial deposits	689,138	677,530

Civil	296,299	290,580
Labor	55,894	54,954
Tax	244,644	239,093
Regulatory	116	116
Online attachment(i)	92,185	92,787

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount under discussion updated deposited in court is R$ 89,490 (R$ 88,147 on December 31, 2024).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 244,644 (R$ 239,093 on December 31, 2024), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 41,070 (R$ 40,533 on December 31, 2024).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 6,071 (R$ 5,982 on December 31, 2024).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 26,845 (R$ 26,339 on December 31, 2024).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The restated amount of deposits regarding this discussion is R$ 12,848 (R$ 12,699 on December 31, 2024).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 13,197 (R$ 12,974 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,940 (R$ 3,903 on December 31, 2024).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 4,169 (R$ 4,123 on December 31, 2024).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 72,186 (R$ 71,237 on December 31, 2024).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 37,742 (R$ 30,039 on December 31, 2024).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The restated amount of deposits regarding this discussion is R$ 15,794 (R$ 15,461 on December 31, 2024).

12.	Other financial assets

	March 2025	December 2024

Other financial assets	450,139	550,669

C6 Bank bonus warrant (i)	-	162,958
5G Fund (ii)	274,822	212,394
Subscription warrant (iii)	175,317	175,317

Non-current portion	450,139	550,669

They are recognized at fair value on the date of acquisition or issue. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

49

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(i) On February 1, 2021, TIM announced that, within the scope of this partnership with BANCO C6 S.A., the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represented approximately 1.44% of the Bank and totaled R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

In March 2025, after obtaining the approval of the Cayman Islands Monetary Authority (CIMA), the Agreement signed on February 11, 2025, between the Company and Banco C6 was signed. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full transfer of the Company’s interest, including such subscription warrant. With the formalization of the Agreement, the subscription warrant was fully written off.

(ii) The Company has invested approximately R$ 275 million on March 31, 2025 (R$ 212 million in 2024) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”). Reinforcing its commitment to boosting the development of solutions based on 5G technology.

Out of this total amount, on January 16, 2025, the Company made a contribution of approximately R$ 85 million (R$ 270 million until 2024) to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 36 in the section on Financial instruments measured at fair value for details of this information.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers acquiring services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This right must be exercised within the next 24 months, after the exercise conditions and corporate approval have been met.

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
13.	Other assets

	March 2025	December 2024

Other assets	235,827	238,218

Advances to employees	38,331	3,819
Advances to suppliers	1,697	48,008
Amounts receivable from TIM Brasil (Note 34)	23,249	23,260
Amounts receivable from incentivized projects	27,252	27,391
Taxes and labor contributions to offset	93,418	80,610
Other (i)	51,880	55,130

Current portion	(206,046)	(208,313)
Non-current portion	29,781	29,905

(i)	A major portion related to: (a) other advances of R$ 8,552 (R$ 8,267 on December 31, 2024); (b) employee benefits reimbursement amounts to R$ 17,908 (R$ 19,255 as of December 31, 2024).
14.	Investment

The ownership interest in associated company is valued using the equity accounting method.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2024) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	March 2025	December 2024
Assets	2,096,586	2,134,912
Current and non-current assets	376,033	388,082
Tangible and intangible assets	1,720,553	1,746,830

Liabilities and shareholders’ equity	2,096,586	2,134,912
Current and non-current liabilities	771,938	755,882
Shareholders’ equity	1,324,648	1,379,030

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	607,882	634,529
Investment value (Note 14.b)	1,341,639	1,368,286

	March 2025	December 2024

Net loss for the year/period	(54,381)	(167,145)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(26,647)	(82,526)

a)	Interest in associated company

	Associated company
	March 2025	December 2024
	I-Systems	I-Systems

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders’ equity	1,324,648	1,379,030

Income (loss) for the period/year	(54,381)	(167,145)

Equity in earnings	(26,647)	(82,526)

Investment value	1,341,639	1,368,286

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2024	1,368,286
Equity in earnings	(26,647)
Balance of investment on March 31, 2025	1,341,639

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On March 31, 2025 and December 31, 2024, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment

	Balance in Dec 2024	Additions	Write-offs	Transfers	Balance in Mar 2025
Total cost of property, plant and equipment, gross	75,732,043	1,556,611	(70,283)	-	77,218,371
Commutation/transmission equipment	41,197,166	-	(19,213)	830,183	42,008,136
Fiber optic cables	791,983	-	-	294	792,277
Leased handsets	4,256,120	102	(474)	43,249	4,298,997
Infrastructure	7,925,713	-	(4,113)	135,941	8,057,541
Informatics assets	1,806,939	-	(1,807)	1,725	1,806,857
General use assets	1,047,340	-	(517)	14,831	1,061,654
Right-of-use in leases	18,028,112	559,680	(43,899)	-	18,543,893
Land	38,084	-	-	-	38,084
Construction in progress	640,586	996,829	(260)	(1,026,223)	610,932

Total accumulated depreciation	(52,916,715)	(1,266,429)	23,381	-	(54,159,763)
Commutation/transmission equipment	(30,962,551)	(678,471)	17,604	-	(31,623,418)
Fiber optic cables	(705,143)	(6,989)	-	-	(712,132)
Leased handsets	(3,956,664)	(56,394)	86	-	(4,012,972)
Infrastructure	(5,660,027)	(89,372)	3,533	-	(5,745,866)
Informatics assets	(1,748,687)	(7,894)	1,806	-	(1,754,775)
General use assets	(803,591)	(12,489)	352	-	(815,728)
Right-of-use in leases	(9,080,052)	(414,820)	-	-	(9,494,872)
Total property, plant and equipment, net	22,815,328	290,182	(46,902)	-	23,058,608
Commutation/transmission equipment	10,234,615	(678,471)	(1,609)	830,183	10,384,718
Fiber optic cables	86,840	(6,989)	-	294	80,145
Leased handsets	299,456	(56,292)	(388)	43,249	286,025
Infrastructure	2,265,686	(89,372)	(580)	135,941	2,311,675
Informatics assets	58,252	(7,894)	(1)	1,725	52,082
General use assets	243,749	(12,489)	(165)	14,831	245,926
Right-of-use in leases	8,948,060	144,860	(43,899)	-	9,049,021
Land	38,084	-	-	-	38,084
Construction in progress	640,586	996,829	(260)	(1,026,223)	610,932

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in Dec 2023	Additions	Write-offs	Transfers	Balance in Mar 2024
Total cost of property, plant and equipment, gross	70,343,331	1,761,159	(221,756)	-	71,882,734
Commutation/transmission equipment	38,274,244	(4,031)	(9,376)	1,065,251	39,326,088
Fiber optic cables	786,762	-	-	3,159	789,921
Leased handsets	4,082,742	122	(750)	45,171	4,127,285
Infrastructure	7,737,385	-	(4,420)	44,475	7,777,440
Informatics assets	1,803,782	-	(350)	989	1,804,421
General use assets	1,004,301	-	(256)	10,310	1,014,355
Right-of-use in leases	15,973,178	716,687	(206,554)	-	16,483,311
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,048,381	(50)	(1,169,355)	521,325

Total accumulated depreciation	(47,931,516)	(1,275,875)	14,106	-	(49,193,285)
Commutation/transmission equipment	(28,413,977)	(632,439)	9,095	-	(29,037,321)
Fiber optic cables	(644,978)	(15,089)	-	-	(660,067)
Leased handsets	(3,761,002)	(49,148)	269	-	(3,809,881)
Infrastructure	(5,325,647)	(85,847)	4,213	-	(5,407,281)
Informatics assets	(1,715,818)	(9,925)	349	-	(1,725,394)
General use assets	(755,528)	(12,366)	180	-	(767,714)
Right-of-use in leases	(7,314,566)	(471,061)	-	-	(7,785,627)
Total property, plant and equipment, net	22,411,815	485,284	(207,650)	-	22,689,448
Commutation/transmission equipment	9,860,267	(636,470)	(281)	1,065,251	10,288,767
Fiber optic cables	141,784	(15,089)	-	3,159	129,854
Leased handsets	321,740	(49,026)	(481)	45,171	317,404
Infrastructure	2,411,738	(85,847)	(207)	44,475	2,370,159
Informatics assets	87,964	(9,925)	(1)	989	79,027
General use assets	248,773	(12,366)	(76)	10,310	246,641
Right-of-use in leases	8,658,612	245,626	(206,554)	-	8,697,684
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,048,381	(50)	(1,169,355)	521,324

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS 16/CPC 6 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	284,353	202,600	48,613	24,114	559,680
Remeasurement	(29,513)	-	(9,210)	(5,176)	(43,899)
Depreciation	(180,300)	(43,581)	(72,761)	(118,178)	(414,820)
Balances on March 31, 2025	4,661,662	1,325,162	1,969,169	1,093,028	9,049,021
Annual depreciation rates	9.22%	9.66%	8.70%	14.25%

Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	287,017	123,456	45,867	260,347	716,687
Remeasurement	(93,980)	(1,782)	(110,792)	-	(206,554)
Depreciation	(197,326)	(36,151)	(112,158)	(125,426)	(471,061)
Balances on March 31, 2024	4,672,860	918,914	2,174,624	931,286	8,697,684
Annual depreciation rates	12.20%	11.65%	12.45%	9.13%

(i) The change in the right of use in leases includes net additions of lease incentives received, totaling R$ 4 million in the first quarter of 2025 (R$ 34 million in the first quarter of 2024).

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20
Right-of-use in leases	10−12

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

In 2024, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives of assets.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
(a)	Changes in intangible assets

	Balance in Dec 2024	Additions/ Amortization	Write-offs	Transfers	Balance in Mar 2025

Total cost of intangible assets, gross	47,460,121	443,399	(1)	-	47,903,519
Software licenses	24,058,388	-	(1)	422,339	24,480,726
Authorizations	18,903,457	6,020	-	9,693	18,919,170
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	-	212,703
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	770	584,125
Intangible assets under development	336,420	437,379	-	(432,802)	340,997

Total accumulated amortization	(32,605,161)	(479,487)	1	-	(33,084,647)
Software licenses	(21,722,385)	(233,963)	1	-	(21,956,347)
Authorizations	(10,272,479)	(224,043)	-	-	(10,496,522)
Infrastructure right-of-use - LT Amazonas	(108,270)	(2,828)	-	-	(111,098)
List of customers	(88,219)	(8,270)	-	-	(96,489)
Other assets	(413,808)	(10,383)	-	-	(424,191)

Total intangible assets, net	14,854,960	(36,088)	-	-	14,818,872
Software licenses(c)	2,336,003	(233,963)	-	422,339	2,524,379
Authorizations(f)	8,630,978	(218,023)	-	9,693	8,422,648
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	104,433	(2,828)	-	-	101,605
List of customers	165,410	(8,270)	-		157,140
Other assets	169,547	(10,383)	-	770	159,934
Intangible assets under development	336,420	437,379	-	(432,802)	340,997

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in Dec 2023	Additions/ Amortization	Write-offs	Transfers	Balance in Mar 2024

Total cost of intangible assets, gross	46,313,583	306,205	(159)	-	46,619,629
Software licenses	23,167,846	-	-	253,283	23,421,129
Authorizations	18,794,239	16,960	-	3,223	18,814,422
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	-	207,589
List of customers	253,629	-	-	-	253,629
Other assets	574,245	-	-	250	574,495
Intangible assets under development	203,866	289,245	(159)	(256,756)	236,196

Total accumulated amortization	(30,688,542)	(478,878)	-	-	(31,167,420)
Software licenses	(20,785,708)	(235,578)	-	-	(21,021,286)
Authorizations	(9,377,907)	(221,977)	-	-	(9,599,884)
Infrastructure right-of-use - LT Amazonas	(97,174)	(2,700)	-	-	(99,874)
List of customers	(55,137)	(8,271)	-	-	(63,408)
Other assets	(372,616)	(10,352)	-	-	(382,968)

Total intangible assets, net	15,625,041	(172,673)	(159)	-	15,452,209
Software licenses(c)	2,382,138	(235,578)	-	253,283	2,399,843
Authorizations(f)	9,416,332	(205,017)	-	3,223	9,214,538
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(2,700)	-	-	107,715
List of customers	198,492	(8,271)	-		190,221
Other assets	201,629	(10,352)	-	250	191,527
Intangible assets under development	203,866	289,245	(159)	(256,756)	236,196

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–25
Infrastructure right-of-use	≤5
Other assets	≤10
List of Cozani’s customer	13.04
Surplus from Cozani authorizations	5.66

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on March 31, 2025 and December 31, 2024.

	March 2025	December 2024

Goodwill registered	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on March 31, 2025 and December 31, 2024. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”, the recorded goodwill was not adjusted as provided for in accounting practice of IFRS3/CPC 15 (R1).

The Company describes the accounting practice adopted in business combinations in the Note 2d that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated in the cash generating unit that is expected to benefit from the business combination.

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

As described in Note 14, in November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), a company that received the liquid assets related to the secondary network infrastructure of residential broadband. Due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A, leaving R$ 108,172 of goodwill on March 31, 2025, and December 31, 2024.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil.

On December 31, 2024, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On March 31, 2025, and December 31, 2024, the measurement was made based on the value of the Company’s share at the balance sheet closing date, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments. Therefore, the Company has not identified any indications of impairment.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In the fourth quarter of 2021, there was a registration related to the acquisition of 5th generation mobile telephony radio frequencies (“5G”), since TIM participated in the 5G Auction and won several lots of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, managing entities were set up, which fulfilled the commitments provided for in the Auction. The companies that won the auction paid the amounts provided for in the public notice so that these entities could fulfill the obligations defined. Said obligations were set out for the 3.5GHz radio frequency (obligation to clean the band, solve interferences, among others), fulfilled by the Band Administration Entity (“EAF”), and for the 26GHz radio frequency (public school connectivity project), fulfilled by the School Connectivity Administration Entity (“EACE”).

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million) occurred in 5 semi-annual installments between 2022 and 2024, and were monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate in 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on March 31, 2025 referring to 5G radio frequencies and related obligations was R$ 4,053 million (R$ 4,053 million on December 31, 2024) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On March 31, 2025, this credit is R$ 37,229 (R$ 38,033 on December 31, 2024).

18.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	March 2025	December 2024
LT Amazonas(i)	171,373	174,014
Sublease “resale stores” – IFRS 16 (ii)	60,575	66,373
	231,948	240,387

Current portion	(32,546)	(33,717)
Non-current portion	199,402	206,670

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	271,332	74,821	346,153
2025	24,805	20,051	44,856
2026	32,249	21,461	53,710
2027	32,249	15,625	47,874
2028	32,249	11,594	43,843
2029	32,249	5,808	38,057
>2030	117,531	282	117,813

Present value	171,373	60,575	231,948

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended March 31, 2025, is R$ 16,273 (R$ 16,264 in the same period of 2024).

Liabilities

	March 2025	December 2024

LT Amazonas(i)	319,828	324,152
Sale of towers (leaseback)(ii)	1,688,472	1,606,644
Other (iii)	126,093	124,451
Subtotal	2,134,393	2,055,247

Other leases: (iv)
Leases – Network Infrastructure	5,573,726	5,491,602
Leases - Shops & kiosks & real estate	1,502,633	1,332,983
Leases - Land (Network)	2,392,884	2,417,834
Leases – Fiber	1,183,425	1,278,180
Subtotal leases IFRS 16 / CPC 06 (R2)	10,652,668	10,520,599
Total	12,787,061	12,575,846

Current portion	(1,577,413)	(1,629,698)
Non-current portion	11,209,648	10,946,148

The amount of interest paid in the period ended March 31, 2025 related to IFRS 16/CPC 6 (R2) was R$ 317,533 (R$ 293,789 in the same period of 2024).

In the period ended March 31, 2025, the amount of R$ 31 million (R$ 27 million in the same period of 2024) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 36.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases Total Fiber
Nominal values	528,125	3,193,714	153,386	9,387,415	2,701,500	3,986,136	1,459,252	21,409,528
2025	59,698	239,958	34,462	1,270,584	322,826	519,657	462,606	2,909,791
2026	61,254	307,465	37,156	1,192,143	307,213	471,470	345,879	2,722,580
2027	61,254	307,188	32,067	1,125,094	282,853	446,691	317,942	2,573,089
2028	61,254	307,188	24,395	1,055,731	250,117	423,711	266,124	2,388,520
2029	61,254	307,188	14,590	901,235	210,646	369,328	66,701	1,930,942

>2030	223,411	1,724,727	10,716	3,842,628	1,327,845	1,755,279	-	8,884,606
Present value	319,828	1,688,472	126,093	5,573,726	1,502,633	2,392,884	1,183,425	12,787,061

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) Other

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with tower companies.

The present value, principal and interest value on March 31, 2025 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 12.21% (11.88% in 2024).

(iv) Other leases

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 7,236 on March 31, 2025 (R$ 7,383 in the same period of 2024).

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	March 2025	December 2024

Suppliers	4,532,861	4,986,912

Domestic currency	3,719,997	4,233,754
Suppliers of materials and services (i)	3,641,715	4,157,887
Interconnection(ii)	47,429	44,759
Roaming(iii)	6,297	4,667
Co-billing(iv)	24,556	26,441

Foreign currency	812,864	753,158
Suppliers of materials and services (i)	218,579	267,723
Roaming(iii)	594,285	485,435

Current portion	4,532,861	4,986,912

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations remains classified under suppliers of material and service provers and has already been fully paid by the financial institutions to the suppliers.

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

On March 31, 2025, the Company has approximately R$ 89 million (R$ 429 million as of December 31, 2024) related to the drawee risk operation.

There were no significant non-cash changes in the book values of suppliers included in these operations.

20.	Authorizations payable

On March 31, 2025 and December 31, 2024, the Company has the following commitments with ANATEL:

	March 2025	December 2024

Renewal of authorizations(i)	285,568	279,548
Updated ANATEL liability(ii)	214,499	209,538
Authorizations payable(iii)	966,280	990,696
	1,466,347	1,479,782

Current portion	(302,700)	(299,354)
Non-current portion	1,163,647	1,180,428
(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[8] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. As of March 31, 2025, the outstanding balances relating to the renewal of Permits were R$ 285,568 (R$ 279,548 as of December 31, 2024).
(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 215 million on March 31, 2025 (R$ 210 million on December 31, 2024), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46, R$ 52, R$ 58, and R$ 62 million).

The authorizations payable on March 31, 2025 due in long-term is in accordance with the following schedule:

March 2025

2026	325,211
2027	63,930
2028	63,930
2029	63,930
2030	63,930
2031	58,213
>2032	524,503
1,163,647

[8] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on March 31, 2025, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas, Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	December 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800 MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	November 2028	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

Description	Currency	Charges	Maturity	March 2025	December 2024
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec 2021	30,899	32,820
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	2,015,141	1,956,307
BNDES(i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	373,238	385,592
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	541,231	585,129
BNDES(i)	BRL	TJLP + 1.95% p.a.	Aug 2025	47,492	75,653
Total				3,008,001	3,035,501

Current				(338,673)	(348,353)
Non-current				2,669,328	2,687,148

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

³ The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee.

Pursuant to the schedule established for the maturities of the Company’s debts, they were settled at their original maturities in the year ended December 31, 2024. Conversely, R$ 387 million (May 2024) and R$ 116 million (July 2024) were brought in under a contract previously signed with BNB, with financial charges below 57% of the CDI rate, reducing the weighted cost of the company’s financing.

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually in June and December. The index is the Net Financial Debt on EBITDA. The company complied with all the ratios established.

Company’s loans and financing on March 31, 2025 due in long-term is in accordance with the following schedule:

Nominal value

2026	849,042
2027	904,776
2028	753,493
2029	55,548
2030	55,548
2031	50,921
2,669,328

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2025	282,938
2026	904,776
2027	904,776
2028	753,493
2029	55,548
2030	55,548
2031	50,922
3,008,001

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. They are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on March 31, 2025 and December 31, 2024 is detailed in the table below:

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	March 2025	December 2024
Debentures	2,043,706	1,976,088
BNDES	374,352	386,743
BNB	542,521	586,525

22.	Taxes, fees and contributions payable

	March 2025	December 2024

Taxes, fees and contributions payable	4,118,434	3,926,854

Value-added tax on sales and services - ICMS	275,501	279,776
ANATEL’s taxes and fees(i)	3,605,623	3,389,167
Imposto sobre Serviço [Service tax] - ISS	66,477	72,274
PIS / COFINS	51,708	51,294
Other (ii)	119,125	134,343

Current portion	(4,080,419)	(3,888,568)
Non-current portion	38,015	38,286

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2025, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of March 31, 2025, the total value of the obligation relating to TFF is R$ 3,594 million, of which R$ 2,788 million in principal and R$ 806 million in interest on arrears (as of December 31, 2024, the total was R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears).

(ii) The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on equity (IOE) approved on March 24, 2025, of R$ 73,500 (R$ 96,088 in December 2024).

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

23.	Deferred revenues

	March 2025	December 2024

Deferred revenues	820,613	839,867

Prepaid services(i)	168,476	172,824
Anticipated revenues	33,987	35,510
Deferred revenues on sale of towers(ii)	559,016	572,540
Contract liabilities(iii)	59,134	58,993

Current portion	(276,521)	(280,422)
Non-current portion	544,092	559,445

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at March 31, 2025 and December 31, 2024 are as follows:

	March 2025	December 2024

Accounts receivable included in trade accounts receivable	2,906,969	2,752,504
Contractual assets (Note 6)	22,586	24,027
Contractual liability	(59,134)	(58,993)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the period:

Contractual assets (liabilities)

Balance on January 01, 2025	(34,966)
Additions	(4,088)
Write-offs	2,506
Balance on March 31, 2025	(36,548)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2025	2026	2027
Contractual assets (liabilities)	(21,106)	(14,960)	(482)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	March 2025	December 2024

Provision for legal and administrative proceedings	1,553,935	1,564,293

Civil(a)	562,109	561,199
Labor(b)	202,355	209,098
Tax(c)	754,716	759,584
Regulatory(d)	34,755	34,412

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2024	Additions, net of reversals	Payments	Inflation adjustment	March 2025

	1,564,293	63,968	(105,379)	31,053	1,553,935

Civil(a)	561,199	23,870	(40,240)	17,280	562,109
Labor(b)	209,098	13,858	(33,387)	12,786	202,355
Tax(c)	759,584	26,247	(31,708)	593	754,716
Regulatory(d)	34,412	(7)	(44)	394	34,755

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	December 2023	Additions, net of reversals	Payments	Inflation adjustment	March 2024

	1,410,299	89,609	(62,817)	92,163	1,529,254

Civil(a)	498,180	17,232	(22,416)	19,715	512,711
Labor(b)	212,929	14,000	(22,609)	10,929	215,249
Tax(c)	666,209	58,229	(17,704)	61,141	767,875
Regulatory(d)	32,981	148	(88)	378	33,419

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 148,056 (R$ 148,429 on December 31, 2024) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 336,932 (R$ 321,156 on December 31, 2024).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 169 million is monetarily restated as of March 31, 2025. TIM appealed against the decision to the Court, but the appeals were denied. Afterwards, filed Extraordinary Appeals with the STF, which are still awaiting judgment.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 36,123 (R$ 51,519 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 21,407 (R$ 21,019 on December 31, 2024).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 1,848 (R$ 1,574 on December 31, 2024).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). The involved amounts are equivalent to R$ 17,743 (R$ 17,502 as of December 31, 2024).

b. Labor and social security lawsuits

b.1 Labor

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,655 Labor claims on March 31, 2025 (1,545 on December 31, 2024) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 172,977 updated monetarily (R$ 184,343 on December 31, 2024).

b.2 Social security

The Company is a defendant in 29 proceedings on March 31, 2025 (24 on December 31, 2024) referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 29,378 (R$ 24,755 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

c. Tax proceedings

	March 2025	December 2024
Federal taxes	326,486	321,404
State taxes	345,821	357,011
Municipal taxes	11,456	10,216
TIM S.A. proceedings (Purchase price allocation)	70,953	70,953
	754,716	759,584

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,740 (R$ 4,690 on December 31, 2024).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 47,893 (R$ 47,232 on December 31, 2024).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 18,399 (R$ 18,142 on December 31, 2024).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 72,400 (R$ 71,450 on December 31, 2024).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 67,125 (R$ 65,772 on December 31, 2024).

(v)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 21,412 (R$ 21,137 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

State taxes

The provision for TIM S.A. supports 150 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 28,057 (R$ 27,865 on December 31, 2024).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 101,719 (R$ 100,133 on December 31, 2024);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 7,769 (R$ 50,192 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty program;

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 35,473 (R$ 48,751 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty program;

(v)	credits related to tax replacement operations, whose restated amounts total R$ 68,117 (R$ 10,461 on December 31, 2024).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,302 (R$ 15,005 on December 31, 2024).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 8,596 (R$ 24,316 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty program.

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,385 (R$ 5,288 on December 31, 2024).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 70,953 as of December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2025, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 34,755 (R$ 34,412 on December 31, 2024).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	March 2025	December 2024

	25,086,583	24,528,974

Civil (e.1)	1,613,339	1,598,166
Labor and Social Security (e.2)	446,474	378,286
Tax (e.3)	22,685,583	22,239,407
Regulatory (e.4)	341,187	313,115

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	March 2025	December 2024
Consumer lawsuits (e.1.1)	166,672	165,408
ANATEL (e.1.2)	372,697	364,264
Consumer protection bodies (e.1.3)	541,494	537,630
Former trading partners (e.1.4)	294,280	298,216
Social and environmental and infrastructure (e.1.5)	88,502	84,926
Other (e.1.6)	149,694	147,722

	1,613,339	1,598,166

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 68,888 (R$ 110,426 on December 31, 2024).

e.2.2. Labor

There are 2,142 Labor claims as of March 31, 2025 (2,018 as of December 31, 2024) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 377,586 (R$ 267,860 as of December 31, 2024). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	March 2025	December 2024

	22,685,583	22,239,407

Federal taxes (e.3.1)	4,936,678	5,084,626
State taxes (e.3.2)	11,599,082	11,106,211
Municipal taxes (e.3.3)	1,918,533	1,876,629
FUST, FUNTTEL and EBC (e.3.4)	4,231,290	4,171,941

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 15,583,302 (R$ 15,041,050 on December 31, 2024).

e.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$  4,936,678 on March 31, 2025 (R$ 5,084,626 on December 31, 2024). Of this value, the following discussions stand out mainly:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed. Currently, the amount classified as possible risk is R$1,663,782 (R$1,836,078 on December 31, 2024).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,645,242 (R$ 1,599,761 on December 31, 2024).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 264,575 (R$ 259,073 on December 31, 2024)

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 82,454 (R$ 81,398 on December 31, 2024).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 294,520 (R$ 289,098 on December 31, 2024).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 336,322 (R$ 331,962 on December 31, 2024).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 319,262 (R$ 310,737 on December 31, 2024).

The amounts not highlighted refer to several discussions on related federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, goodwill breakdowns and calculation of estimates, taxation on onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on March 31, 2025 is R$ 11,599,082 (R$ 11,106,211 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,447,727 (R$ 1,422,103 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 500,446 (R$ 490,283 on December 31, 2024).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 846,870 (R$ 830,234 on December 31, 2024).

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. On March 31, 2025, the involved amount is R$ 4,514,709 (R$ 4,511,091 on December 31, 2024).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 79,129 (R$ 77,999 on December 31, 2024).
(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,174,142 (R$ 1,122,373 on December 31, 2024).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 1,367,519 (R$ 1,041,955 on December 31, 2024).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 216,880 (R$ 165,459 on December 31, 2024).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 246,088 (R$ 241,433 on December 31, 2024).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,918,533 on March 31, 2025 (R$ 1,876,629 on December 31, 2024). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,592,505 (R$ 1,558,393 on December 31, 2024).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 100,725 (R$ 98,781 on December 31, 2024).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 176,059 (R$ 170,074 on December 31, 2024).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,231,290 (R$ 4,171,941 on December 31, 2024). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2025, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 341,187 (R$ 313,115 on December 31, 2024).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term included actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. It also included the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30,000 inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, whose new Amendment to the TAX was formalized between the parties, and the Company has adopted all the measures aimed at complying with this last deadline agreed with the Agency.

The Company has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2025, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2024). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	March 2025	December 2024

	379,330	373,020

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	25,726	19,416

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On March 31, 2025, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,702,955 (R$ 2,702,955 on December 31, 2024).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2024, dividends and Interest on Shareholders’ Equity were calculated as follows:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

2024

Net profit for the year	3,153,881
(-) Non-distributable tax incentives	(340,716)
(-) Constitution of legal reserve	(140,659)
Adjusted net profit	2,672,506

Minimum dividends calculated on the basis of 25% of adjusted profit	668,127

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,450,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,450,000

Withholding income tax (IRRF) on interest on shareholders’ equity	(213,574)
Total dividends and net interest on shareholders’ equity	1,236,426

Additional dividends (i)	2,050,000

Total dividends (including additional dividends) and net JSCP	3,286,426

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2024, the amount of R$ 1,450,000 of interest on shareholders’ equity were distributed and additional amount of R$ 2,050,000 of dividends were proposed, which were approved at the General Meeting on March 27, 2025, totaling R$ 3,500,000.

During the three-month period ended March 31, 2025, amounts of R$ 690,000 of Interest on Shareholders’ Equity were distributed.

The amounts allocated until March 31, 2025 and December 31, 2024 are as follows:

Approval	Payment	Dividend

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025 (i)	04/22/2025, 23/07/2025, 23/10/2025	2,050,000
Total 2024		3,500,000

02/10/2025	04/22/2025	200,000
03/24/2025	up to 04/30/2026	490,000

Total 2025		690,000

(i) The 2024 base dividends were approved at the General Meeting on March 27, 2025.

88

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Up to March 31, 2025, the Company disbursed, through dividends and/or interest on equity, R$ 452,837 (R$ 436,190 in the same period of 2024) to controlling shareholders and R$ 217,207 (R$ 208,922 in the same period of 2024) to non-controlling shareholders. The total dividends paid per share, expressed in reais, on March 31, 2025, is R$ 0.28 (R$ 0.27 in the same period of 2024).

The balance on March 31, 2025, of the item “dividends and interest on shareholders’ equity payable” totaling R$ 2,764,069 (R$ 671,525 on December 31, 2024) is composed of the outstanding amounts of previous years totaling R$ 127,381 (R$ 117,613 on December 31, 2024) in addition to the amount of R$ 2,050,000 in additional dividends, related to the fiscal year 2024, approved in 2025, and R$ 690,000 (R$ 586,688, net) of interest on equity related to 2025.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

26.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

89

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2024)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period (March 2025)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	1,142,341	-	-	-	-	-	-	-	-	-	-	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,097,732	-	-	-	-	-	-	-	-	-	-	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	426,595	-	-	-	-	-	-	-	-	-	-	426,595
Total	4,015,564			2,666,668	-	-	-	-	-	-	-	-	-	-	2,666,668
Weighted average price of the balance of grants			R$ 15.16

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2023)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the period	at the end of the period (Mar 2024)
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,535,604	-	-	-	-	-	-	-	-	-	(14,282)	1,521,322
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	771,302	-	-	-	-	-	-	-	-	-	(10,432)	760,870
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	821,942	-	-	-	-	-	-	-	-	-	-	821,942
Total	6,220,315			3,128,848	-	-	-	-	-	-	-	-	-	(24,714)	3,104,134
Weighted average price of the balance of grants			R$ 12.85

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

90

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)
•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•	2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

On March 31, 2025, expenses related to said long-term benefit plans totaled R$ 6,310 (R$ 4,544 on March 31, 2024). In the first quarter of 2025, the Company did not make cash payments to participants related to the Long-Term Incentive Plan.

Termination of the share buyback program and approval of a new program

On February 12, 2025, the Company’s Board of Directors approved the buyback program for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based compensation under the Long-Term Incentive Plan.

27.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended March 31, 2025 is R$ 21,680 (R$ 31,186 in the same period of 2024).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed in July 2021 before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties were discussed.

91

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

On February 11, 2025, TIM and Banco C6 entered into an agreement to end all disputes related to the partnership between the Companies. This Agreement provided for the Partnership to be terminated.

In March 2025, the Cayman Islands Monetary Authority (CIMA) approved the aforementioned agreement confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e., when the customer obtains control over the asset.

92

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	March 2025	March 2024

Net operating revenue	6,393,641	6,095,529

Gross operating revenue	9,467,889	8,710,389

Revenue from services	9,169,010	8,323,831
Revenue from services - Mobile	8,678,415	7,838,541
Service revenue - Landline	490,595	485,290

Sale of goods	298,879	386,558

Deductions from gross revenue	(3,074,248)	(2,614,860)
Taxes levied	(1,007,386)	(958,904)
Discounts granted	(2,064,473)	(1,652,630)
Returns and other	(2,389)	(3,326)

28.	Operating costs and expenses

	March 2025				March 2024
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(3,084,002)	(1,489,229)	(435,666)	(5,008,897)	(2,952,881)	(1,465,720)	(448,639)	(4,867,240)

Personnel	(10,749)	(241,726)	(105,538)	(358,013)	(11,434)	(225,118)	(127,675)	(364,227)
Outsourced services	(176,435)	(521,318)	(205,424)	(903,177)	(175,539)	(533,554)	(194,570)	(903,663)
Interconnection and connection means	(973,817)	-	-	(973,817)	(791,707)	-	-	(791,707)
Depreciation and amortization	(1,542,858)	(102,910)	(100,148)	(1,745,916)	(1,558,989)	(94,918)	(100,850)	(1,754,757)
Taxes, fees and contributions	(39,481)	(219,538)	(11,013)	(270,032)	(35,427)	(234,476)	(9,956)	(279,859)
Rentals and reinsurance	(130,789)	(39,948)	(8,732)	(179,469)	(130,965)	(40,230)	(7,690)	(178,885)
Cost of goods sold	(208,748)	-	-	(208,748)	(247,693)	-	-	(247,693)
Advertising	-	(168,844)	-	(168,844)	-	(160,288)	-	(160,288)
Losses on doubtful accounts	-	(182,045)	-	(182,045)	-	(165,697)	-	(165,697)
Other	(1,125)	(12,900)	(4,811)	(18,836)	(1,127)	(11,439)	(7,898)	(20,464)

93

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 8,452 (R$ 5,544 in the same period of 2024). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other net revenues (expense), net

	March 2025	March 2024
Revenues
Fines on telecommunication services	26,961	22,980
Revenue on disposal of assets	1,438	822
Other revenues (i)	17,546	18,012
	45,945	41,814
Expenses
FUST/FUNTTEL (ii)	(40,548)	(39,107)
Taxes, fees and contributions	(6,857)	(4,022)
Provision for legal and administrative proceedings, net of reversal	(58,011)	(83,625)
Expenses on disposal of assets	(2,524)	(862)
Other expenses	(3,964)	(7,058)
	(111,904)	(134,674)

Other revenues (expenses), net	(65,959)	(92,860)

(i)	It mainly represents deferred revenue in the towers sold (as per Note 18), of which R$ 13,524 on March 31, 2025, (R$ 13,524 in the same period of 2024).

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

	March 2025	March 2024

Financial revenues	305,305	221,180
Interest on interest earning bank deposits	167,114	105,943
Interest received from customers	9,081	10,958
Swap interest (iii)	87,766	78,620
Interest on lease	7,083	7,032
Inflation adjustment(i)	29,384	18,227
Other revenue	4,877	400

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

94

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

31.	Financial expenses

	March 2025	March 2024

Financial expenses	(870,530)	(754,056)
Interest and inflation adjustment on loans and financing	(80,402)	(77,293)
Interest on taxes and rates	(79,812)	(59,946)
Swap interest	(93,270)	(101,802)
Interest on lease liabilities, net of cancellations	(379,446)	(348,934)
Inflation adjustment(i)	(41,432)	(93,666)
Discounts granted	(11,638)	(9,081)
Other derivatives(ii)	(165,780)	-
Other expenses	(18,750)	(63,334)

(i) A substantial part is related to inflation adjustment of judicial and administrative proceedings, of R$ 38,298, see Note 24 (R$ 92,163 in the same period of 2024); and

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the 1st quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms.

32.	Foreign exchange variations, net

	March 2025	March 2024
Revenues
Loans and financing(i)	2,401	-
Suppliers	32,074	1,250
Swap(ii)	-	18,073
Other	16,062	11,949
	50,537	31,272
Expenses
Loans and financing(i)	-	(18,073)
Suppliers	(16,703)	(4,255)
Swap(ii)	(2,401)	-
Other	(64,674)	(1,061)
	(83,778)	(23,389)

Net foreign exchange variations	(33,241)	7,883

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 36).

95

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	March 2025	March 2024

Income attributable to the shareholders of the company	797,622	519,423

Weighted average number of shares issued (thousands)	2,420,740	2,420,762

Basic earnings per share (in R$)	0.33	0.21

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	March 2025	March 2024

Income attributable to Company's shareholders	797,622	519,423

Weighted average number of shares issued (thousands)	2,420,843	2,421,012

Diluted earnings per share (in R$)	0.33	0.21

The calculation of diluted earnings per share considered 103 (250 thousands on March 31, 2024) shares related to the long-term, as mentioned in Note 26.

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

The proposal approved on March 27, 2024, at the Annual General Meeting, considers that the Operation: (i) will apply to all shareholders of the Company, (ii) will not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

	Assets
	March 2025	December 2024

Telecom Italia Sparkle(i)	5,658	10,188
Gruppo Havas(vi)	121,951	12,831
TI Sparkle(iii)	30	28
TIM Brasil(vii)	23,249	23,260
Telecom Italia S.p.A. (ii)	33,454	24,962
I-Systems (ix)	45,816	45,907
Other	96	97
Total	230,254	117,273

97

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	Liabilities
	March 2025	December 2024

Telecom Italia S.p.A. (ii)	118,037	154,729
Telecom Italia Sparkle(i)	4,447	11,599
TI Sparkle(iii)	14,198	11,290
TIM Brasil(iv)	10,866	10,858
Vivendi Group(v)	1,151	1,152
Gruppo Havas(vi)	77,904	104,757
I-Systems(viii)	59,728	58,613
TIM Brasil (x)	1,756,299	367,943
Other	4,495	3,865
Total	2,047,125	724,806

	Revenue
	March 2025	March 2024

Telecom Italia S.p.A. (ii)	9,981	59
Telecom Italia Sparkle(i)	1,361	1,689
TI Sparkle(iii)	82	84
I Systems(ix)	423	276
Total	11,847	2,108

	Cost / Expense
	March 2025	March 2024

Telecom Italia S.p.A. (ii)	47,081	31,336
Telecom Italia Sparkle(i)	1,183	2,653
TI Sparkle(iii)	3,093	5,071
Vivendi Group(v)	1,149	1,107
Gruppo Havas(vi)	126,923	141,549
I-Systems(viii)	102,835	106,425
Other	8,599	4,760
Total	290,863	292,901

98

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 99,433 (R$ 130,194 on March 31, 2024), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x) The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. As of March 31, 2025, there are no amounts invested R$ 1,154 (no amounts invested on March 31, 2024).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	March 2025	March 2024

Short-term benefits	6,625	6,248
Share-based remuneration	3,289	2,806
	9,914	9,054

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On March 31, 2025 and December 31, 2024, the company’s loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2025 and December 31, 2024, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2025 and December 31, 2024 or revenues from services rendered during the periods ended March 31, 2025 and March 31, 2024.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended March 31, 2025 and March 31, 2024. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of March 31, 2025 and December 31, 2024.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 18 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	March 2025		December 2024
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	397,432	245,085	379,888	224,275
Other derivatives(i)	-	-	522,822	-
	397,432	245,085	902,710	224,275

Current portion	(397,432)	(245,085)	(379,888)	(224,275)
Non-current portion	-	-	522,822	-

(i) Other derivatives are instruments of share subscription options represented the option of the Company to subscribe 4.62% of the shares of C6 capital, where the Group/Company paid share subscription premiums totaling R$ 26.3 million. As required by IFRS 9/CPC 48, the financial instrument must be valued at its fair value, which corresponds to R$ 523 million.

In March 2025, after obtaining CIMA’s approval, the Agreement signed on February 11, 2025, between the Company and Banco C6 was approved. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement contemplates the full disposal, including the subscription options (note 12) and subscription warrants (note 36). With the formalization of the Agreement, the ownership interests and the subscription warrants were fully written off, with the recording of amounts receivable (see Note 6).

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 18.

Financial instruments measured at fair value:

	March 2025
	Level 1	Level 2	TOTAL

Total assets	2,779,828	572,749	3,352,577

Financial assets at fair value through profit or loss	2,779,828	572,749	3,352,577

Derivative financial instruments	-	397,432	397,432
Marketable securities	2,505,006	-	2,505,006
Other financial assets	274,822	175,317	450,139

Total liabilities	-	245,085	245,085

Financial liabilities at fair value through profit or loss	-	245,085	245,085

Derivative financial instruments	-	245,085	245,085

	December 2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments	-	379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

On March 31, 2025, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2025 and December 31, 2024 are shown in the following table:

March 31, 2025

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR x DI	KFW/ Finnvera	Bank of America	31,110	31,110	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	541,231	542,521	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,031,079	2,043,706	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	373,238	374,352	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR x DI	KFW/ Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Mar 2025	2,742,994	-	2,742,994	(2,590,346)	152,648	-	-

CDI	probable	2,742,994	-	2,742,994	(2,590,346)	152,648	-	-
	possible	2,742,994	-	2,742,994	(2,597,063)	145,931	(6,717)	(6,717)
	remote	2,742,994	-	2,742,994	(2,604,213)	138,781	(13,867)	(13,867)
USD	probable	2,742,994	-	2,742,994	(2,590,346)	152,648	-	-
	possible	2,750,781	7,787	2,750,781	(2,590,346)	160,435	7,787	-
	remote	2,758,568	15,573	2,758,568	(2,590,346)	168,222	15,573	-
SOFR	probable	2,742,994	-	2,742,994	(2,590,346)	152,648	-	-
	possible	2,743,287	293	2,743,287	(2,590,346)	152,941	293	-
	remote	2,743,581	586	2,743,581	(2,590,346)	153,235	586	-
IPCA	probable	2,742,994	-	2,742,994	(2,590,346)	152,648	-	-
	possible	2,642,933	(100,061)	2,642,933	(2,590,346)	52,587	(100,061)	-
	remote	2,549,137	(193,857)	2,549,137	(2,590,346)	(41,209)	(193,857)	-

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) KFW Finnvera, BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	14.15%	5.7422	5.09%	5.48%
	Possible	17.69%	5.7422	5.09%	5.48%
	Remote	21.23%	5.7422	5.09%	5.48%
USD	Probable	14.15%	5.7422	5.09%	5.48%
	Possible	14.15%	7.1778	5.09%	5.48%
	Remote	14.15%	8.6133	5.09%	5.48%
SOFR	Probable	14.15%	5.7422	5.09%	5.48%
	Possible	14.15%	5.7422	6.36%	5.48%
	Remote	14.15%	5.7422	7.63%	5.48%
IPCA	Probable	14.15%	5.7422	5.09%	5.48%
	Possible	14.15%	5.7422	5.09%	6.85%
	Remote	14.15%	5.7422	5.09%	8.22%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2025 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	March 2025	March 2024
Net income (loss) from derivative operations	(7,904)	(5,109)
Income (loss) from operations with other derivatives	(165,780)	-

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Additions	-	671,953	-
Cancellations/Terminated (i)	-	(57,466)	522,822
Financial charges	80,853	388,647	5,503
Net foreign exchange variations	(2,401)	-	2,401
Payments of principal	(98,956)	(401,805)	-
Payment of interest	(6,996)	(390,114)	(4,639)

March 31, 2025	3,008,001	12,787,061	(152,347)

(i) Refers to the impact of the Agreement with C6 where derivatives were fully written off in the period, see note 12.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	-	763,281	-
Cancellations	-	(225,079)	-
Financial charges	77,758	366,190	23,182
Net foreign exchange variations	18,073		(18,073)
Payments of principal	(588,841)	(408,789)	10,571
Payment of interest	(30,054)	(358,895)	(15,085)

March 31, 2024	3,247,882	12,393,483	(567,103)

(i) Lease liability payments include payments of fines of R$ 31 million (R$ 27 million in the same period of 2024).

37.	Pension plan and other post-employment benefits

	March 2025	December 2024

PAMEC/asset policy and medical plan	3,461	3,461

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2025 (In thousands of reais, unless otherwise indicated)

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2025, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 629,071
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for pain and suffering.

39.	Supplementary information to the cash flow

	March 2025	March 2024
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(664,702)	(716,687)
Increase in lease liabilities - no cash effect	671,953	763,281
Allowances approved but not yet paid	(2,740,000)	(1,510,000)
Receivables - C6 Agreement	468,000	-

40.	Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 300,000 of interest on shareholders’ equity as of May 05, 2025. The payment took place on July 23rd, 2025, and the date for identification of shareholders entitled to receive such amounts took place on May 21st, 2025.

108

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st , 2025, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law..

In addition, the Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, also expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$300,000,000.00 (three hundred million reais) at R$ 0,124084855 (zero point one, two, four, zero, eight, four, eight, five, five cents) of gross value per share, for payment to be made until July 23rd, 2025, without the application of any monetary restatement index, considering the date of May 21st, 2025, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, May 5th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	HELOISA BELOTTI BEDICKS Member of the Fiscal Council

Elias de Matos Brito Member of the Fiscal Council

109

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended March 31st, 2025.

Rio de Janeiro, May 05, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

110

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended March 31st, 2025.

Rio de Janeiro, May 05, 2025.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer